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                           August 1, 2023

       Izmet Iskandar Bin Mohd Ramli
       Chief Financial Officer
       Evergreen Corporation
       Lot 1.02, Level 1,
       Glo Damansara, 699,
       Jalan Damansara,
       Taman Tun Dr Ismail,
       60000 Kuala Lumpur, Malaysia

                                                        Re: Evergreen
Corporation
                                                            Form 10-K for
Fiscal Year Ended November 30, 2022
                                                            Filed March 3, 2023
                                                            File No. 001-41271

       Dear Izmet Iskandar Bin Mohd Ramli:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended November 30, 2022

       General

   1. We note disclosure in your Form 14A filed on June 22, 2023 indicating that your sponsor is controlled by a
non-U.S. person and the potential risks of your initial business combination being
subject to a review by the Committee on Foreign Investment in the
                                                        United States. Please
include corresponding disclosure in future periodic reports.
 Izmet Iskandar Bin Mohd Ramli
FirstName   LastNameIzmet Iskandar Bin Mohd Ramli
Evergreen Corporation
Comapany
August      NameEvergreen Corporation
        1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or
Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation